UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File #0-26366
CUSIP # 780081105
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: June 30, 2010
☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Royal Bancshares of Pennsylvania, Inc.

Full Name of Registrant

Former Name if Applicable
732 Montgomery Avenue

Address of Principal Executive Office (Street and Number)
Narbeth, Pennsylvania 19072

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Royal Bancshares of Pennsylvania, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2010 within the prescribed time period without unreasonable effort or expense. In connection with a recent bank regulatory examination, the FDIC has preliminarily advised Royal Bank America (the “Bank”), a wholly owned subsidiary of the Company, that, in the FDIC’s view, the Bank should revise its revenue recognition methodology relating to the Bank’s tax lien business for purposes of the Bank’s Call Reports of Condition. Specifically, the FDIC advised the Bank that under its interpretation of the Call Report instructions, revenue from the tax lien business should be recognized on a cash basis, not an accrual basis as has been the Bank’s practice for the past ten years. A change in the manner of revenue recognition for the tax lien business will affect the timing of the revenue and, accordingly, will affect the Bank’s capital position. The Company does not presently believe that the change in the manner of revenue recognition for the Bank under the FDIC’s interpretation of the Call Report instructions will affect the manner of revenue recognition for the Company on a consolidated basis under generally accepted accounting principles. The Bank is in the process of addressing the FDIC’s position as it relates to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010. The Company anticipates that it will be able to file its complete Quarterly Report on Form 10-Q for the period ended June 30, 2010 on or before the fifth calendar day following the prescribed due date.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Robert A. Kuehl	610	668-4700

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ No      ☑ Yes
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ No       ☐ Yes
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Royal Bancshares of Pennsylvania, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2010	By	/s/ Robert A. Kuehl
Name: Robert A. Kuehl
Title: Chief Financial Officer